Exhibit 99.1

iQIYI Announces Acquisition of Skymoons

BEIJING, July 17, 2018 (GLOBE NEWSWIRE) – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that it has completed the acquisition of 100% equity stake in Skymoons Inc. and Chengdu Skymoons Digital Entertainment Co., Ltd. (together with Skymoons Inc., “Skymoons”). Headquartered in Chengdu, China, Skymoons focuses on the development and global publishing of mobile games. Skymoons has entered into cooperation agreements with a number of renowned international IP powerhouses with respect to the synchronized development and promotion of mobile games, films, anime and comics based on the same source materials. The aggregate consideration consists of a fixed payment of RMB1.27 billion, as well as additional consideration valued at RMB730 million as of June 30, 2018 to be delivered in the event the acquiree satisfies the agreed upon performance benchmarks in the next two years.

Dr. Yu Gong, Founder and Chief Executive Officer of iQIYI, commented, “We are pleased to welcome Skymoons into the iQIYI family as we further broaden our comprehensive offering of entertainment content across multiple formats. iQIYI has always been pursuing a diversified monetization model that fully leverages the IP value in our content. We believe Skymoons is a natural extension to our business and will strengthen iQIYI’s media platform and our overall ecosystem.”

About iQIYI, Inc.

iQIYI is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the settlement details of the transaction, the business plans of Skymoons and quotations from management in this announcement contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com